UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CinCor Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

17240Y109

(CUSIP Number)

January 11, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Ventures VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,841,323 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,841,323 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,841,323 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.5% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by 5AM Ventures VI, L.P. (“Ventures VI”), 5AM Partners VI, LLC (“Partners VI”), 5AM Opportunities I, L.P. (“Opportunities”), 5AM Opportunities I (GP), LLC (“Opportunities GP”), Andrew J. Schwab (“Schwab”) and Dr. Kush Parmar (“Parmar” and, with Ventures VI, Partners VI, Opportunities, Opportunities GP and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Partners VI serves as the sole general partner of Ventures VI. Schwab and Parmar are the managing members of Partners VI and share voting and dispositive power over the shares held by Ventures VI.
(3)	This calculation is based on 36,519,099 shares of Common Stock outstanding as of January 11, 2022 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated January 6, 2022 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 3,841,323 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 3,841,323 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,841,323 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.5% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 3,841,323 shares of Common Stock held by Ventures VI. Partners VI serves as the sole general partner of Ventures VI. Schwab and Parmar are managing members of Partners VI and share voting and dispositive power over the shares held by Ventures VI.
(3)	This calculation is based on 36,519,099 shares of Common Stock outstanding as of January 11, 2022 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 496,323 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 496,323 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,323 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.
(3)	This calculation is based on 36,519,099 shares of Common Stock outstanding as of January 11, 2022 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 17240Y109

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 496,323 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 496,323 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 496,323 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 496,323 shares of Common Stock held by Opportunities. Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.
(3)	This calculation is based on 36,519,099 shares of Common Stock outstanding as of January 11, 2022 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 17240Y109

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 4,337,646 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 4,337,646 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,337,646 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 3,841,323 shares of Common Stock held by Ventures VI and 496,323 shares of Common Stock held by Opportunities. Partners VI serves as the sole general partner of Ventures VI. Schwab and Parmar are the managing members of Partners VI and share voting and dispositive power over the shares held by Ventures VI. Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are the managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.
(3)	This calculation is based on 36,519,099 shares of Common Stock outstanding as of January 11, 2022 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

CUSIP No. 17240Y109

1.	Names of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 4,337,646 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 4,337,646 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,337,646 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 3,841,323 shares of Common Stock held by Ventures VI and 496,323 shares of Common Stock held by Opportunities. Partners VI serves as the sole general partner of Ventures VI. Schwab and Parmar are the managing members of Partners VI and share voting and dispositive power over the shares held by Ventures VI. Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.
(3)	This calculation is based on 36,519,099 shares of Common Stock outstanding as of January 11, 2022 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

Item 1.
(a)	Name of Issuer CinCor Pharma, Inc.
(b)	Address of Issuer’s Principal Executive Offices 200 Clarendon Street, 6th Floor Boston, MA 02116

Item 2.
(a)	Name of Person Filing
5AM Ventures VI, L.P. (“Ventures VI”)
5AM Partners VI, LLC (“Partners VI”)
5AM Opportunities I, L.P. (“Opportunites”)
5AM Opportunities I (GP), LLC (“Opportunities GP”)
Andrew J. Schwab (“Schwab”)
Dr. Kush Parmar (“Parmar”)
(b)	Address of Principal Business Office or, if none, Residence c/o 5AM Ventures 501 Second Street, Suite 350 San Francisco, CA 94107
(c)	Citizenship
	Entities:	5AM Ventures VI, L.P.	-	Delaware
		5AM Partners VI, LLC	-	Delaware
		5AM Opportunities I, L.P.	-	Delaware
		5AM Opportunities I (GP), LLC	-	Delaware

	Individuals:	Schwab	-	United States of America
		Parmar	-	United States of America
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 17240Y109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of January 21, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Ventures VI (1)	3,841,323		3,841,323		3,841,323	3,841,323	10.5%
Partners VI (1)			3,841,323		3,841,323	3,841,323	10.5%
Opportunities (2)	496,323		496,323		496,323	496,323	1.4%
Opportunities GP (2)			496,323		496,323	496,323	1.4%
Schwab (1) (2)			4,337,646		4,337,646	4,337,646	11.9%
Parmar (1) (2)			4,337,646		4,337,646	4,337,646	11.9%

(1)	Includes 3,841,323 shares of Common Stock held by Ventures VI. Partners VI serves as the sole general partner of Ventures VI. Schwab and Parmar are managing members of Partners VI and share voting and dispositive power over the shares held by Ventures VI.
(2)	Includes 496,323 shares of Common Stock held by Opportunities. Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.
(3)	This calculation is based on 36,519,099 shares of Common Stock outstanding as of January 11, 2022 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2022

5AM Ventures VI, L.P.

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners VI, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of CinCor Pharma, Inc. is filed on behalf of each of us.

Dated: January 21, 2022

5AM Ventures VI, L.P.

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Partners VI, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I (GP), LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

/s/ Andrew J. Schwab
Andrew J. Schwab

/s/ Dr. Kush Parmar
Dr. Kush Parmar